SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)



      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-
             1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(b)

                                (Amendment No. 2)


                             NORWOOD FINANCIAL CORP.
                            -------------------------
                                (Name of Issuer)


                     Common Stock $0.10 Par Value Per Share
         ---------------------------------------------------------------
                         (Title of Class of Securities)


                                   669549 10 7
                          ----------------------------
                                 (CUSIP Number)


                                January 12, 2001
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|X|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|_|  Rule 13d-1(d)


------------------
* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages
                         (Continued on following pages)

---------------------------------
CUSIP No.  669549 10 7                        13G
---------------------------------

--------------------------------------------------------------------------------
           1    NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Wayne Bank Trust Department

--------------------------------------------------------------------------------
           2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                         (b) [_]
                N/A
--------------------------------------------------------------------------------
           3    SEC USE ONLY


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           4    CITIZENSHIP OR PLACE OF ORGANIZATION

                Pennsylvania
--------------------------------------------------------------------------------
                     5         SOLE VOTING POWER
                                    131,999 Shares
   NUMBER OF         -----------------------------------------------------------
    SHARES           6         SHARED VOTING POWER
 BENEFICIALLY                             0 Shares
   OWNED BY          -----------------------------------------------------------
    EACH             7         SOLE DISPOSITIVE POWER
  REPORTING                         131,999 Shares
 PERSON WITH         -----------------------------------------------------------
                     8         SHARED DISPOSITIVE POWER
                                          0 Shares
--------------------------------------------------------------------------------
           9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    131,999 Shares
--------------------------------------------------------------------------------
          10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

                CERTAIN SHARES                                             |X|

--------------------------------------------------------------------------------
          11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                        7.5%
--------------------------------------------------------------------------------
          12    TYPE OF REPORTING PERSON

                                        BK
--------------------------------------------------------------------------------

                                Page 2 of 5 pages

Item 1(a).  Name of Issuer:
--------------------------

         Norwood Financial Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------

         717 Main Street, Honesdale, Pennsylvania 18431

Item 2(a).  Name of Person Filing:
---------------------------------

         Wayne Bank Trust Department

Item 2(b). Address of Principal Business Office or, if None,
------------------------------------------------------------
           Residence:
           ----------

         717 Main Street, Honesdale, Pennsylvania 18431

Item 2(c).  Citizenship:
-----------------------

         Pennsylvania

Item 2(d).  Title of Class of Securities:
----------------------------------------

         Common Stock, $0.10 par value per share.

Item 2(e).  CUSIP Number:
------------------------

         669549 10 7

Item 3.  Check whether the person filing is a:
---------------------------------------------

Item 3(b) X Bank, in accordance with Rule 13d-1(b)(1)(ii)(B).
         ---

Item 3(a)(c)(d)(e)(f)(g)(h)(i)(j) - not applicable.

Item 4.  Ownership:
------------------

         The following information relates to the Wayne Bank Trust Department ownership as of January 22, 2002:

         (a)      Amount beneficially owned:
                  131,999 shares

         (b)      Percent of Class:
                  7.5%


                                Page 3 of 5 pages

         (c)      Number of shares as to which such person has:

                    (i)  Sole  power  to vote or to  direct  the  vote:
                         131,999 shares

                    (ii) Shared power to vote or to direct the vote:
                         0 shares

                    (iii)Sole power to dispose or to direct the  disposition of:
                         131,999 shares

                    (iv) Shared  power to dispose  or to direct the  disposition of:
                         0 shares

         Wayne Bank Trust Department ("Department") is trustee to sixteen trust accounts that include, in the aggregate, among their investments the 131,999 common stock of Norwood Financial Corp. The Department has sole voting power with respect to those shares. Furthermore, the Department holds an aggregate of 141,656 shares of Common Stock of Norwood Financial Corp. in two trust accounts as to which it has no voting power. These shares are excluded from this schedule.

Item 5.  Ownership of Five Percent or Less of a Class:
-----------------------------------------------------

         Virtually all of our accounts involve outside persons who have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, securities in such accounts with respect to the class of securities which are subject to this report. However, no such person's rights relate to more than five percent of the class unless such person is identified below.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
------------------------------------------------------------------------

         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------
         Security being Reported on by the Parent Holding Company:
         --------------------------------------------------------

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
------------------------------------------------------------------

         Not Applicable.

Item 9.  Notice of Dissolution of Group:
---------------------------------------

         Not Applicable.

                                Page 4 of 5 pages

Item 10.  Certification:
-----------------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                Page 5 of 5 pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                           Wayne Bank Trust Department



Date: January 22, 2002                     By:  /s/ Wayne D. Wilcha
                                                --------------------------------
                                                Wayne D. Wilcha
                                                Vice President and Trust Officer